                 _____________________________________________



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549






                                   FORM 11-K


(MARK ONE)


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE
     FISCAL YEAR ENDED DECEMBER 31, 1994 OR



[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE
     TRANSITION PERIOD FROM  _____________TO______________.



     COMMISSION FILE NUMBER .....................  1-5964


          A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: ALCO STANDARD CORPORATION CAPITAL ACCUMULATION PLAN.


          B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:



                           ALCO STANDARD CORPORATION
                                 P.O. BOX 834
                         VALLEY FORGE, PA  19482-0834


                           ________________________

                             REQUIRED INFORMATION
                             --------------------

a.   Financial Statements.  The following financial statements are
     --------------------
     furnished for the Plan.


     1. Audited Statements of Net Assets Available for Benefits - December 31, 1994 and December 31, 1993.


     2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1994 and December 31, 1993.


     3.   Notes to Financial Statements


     4.   Schedules

          (a)   Assets Held for Investment Purposes

          (b) Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


b.   Exhibits
     --------

            Exhibit 23  Consent of Independent Auditors

                                        Financial Statements and Schedules


                                            Alco Standard Corporation
                                            Capital Accumulation Plan


                                      Years ended December 31, 1994 and 1993
                                        with Report of Independent Auditors

              Alco Standard Corporation Capital Accumulation Plan


                      Financial Statements and Schedules


                    Years ended December 31, 1994 and 1993


                                   CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4


Schedules

Assets Held for Investment Purposes.........................................10
Transactions or Series of Transactions in Excess of
  5% of the Current Value of Plan Assets....................................11

                [LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]


                        Report of Independent Auditors

Trustees
Alco Standard Corporation Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Capital Accumulation Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alco Standard Corporation Capital Accumulation Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                                     Ernst & Young LLP

May 19, 1995

              Alco Standard Corporation Capital Accumulation Plan

                Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                     1994             1993
                                              ---------------------------------
ASSETS
Cash                                            $         -       $   137,394
Investments at fair value:
  Cash equivalents                                   37,234                 -
  Alco Standard Corporation common stock         16,173,875        14,524,658
  Georgia-Pacific Corporation common stock       13,825,311                 -
  Investment funds                               50,959,563        21,497,387
  Participant loans                                 949,424                 -
                                              ---------------------------------
                                                 81,945,407        36,022,045
Receivables:
  Contributions                                           -           737,292
  Dividends                                                            65,002
  Other                                              66,344                 -
                                              ---------------------------------
Total Assets                                     82,011,751        36,961,733

LIABILITIES
Accrued administrative expenses                      47,930                 -
                                              ---------------------------------
Net assets available for benefits               $81,963,821       $36,961,733
                                              =================================

See accompanying notes.

              Alco Standard Corporation Capital Accumulation Plan

          Statements of Changes in Net Assets Available for Benefits

                                                    YEAR ENDED DECEMBER 31
                                                    1994              1993
                                              ----------------------------------
Additions:
  Transfer of assets from merged plan           $58,409,593       $         -
  Interest income                                 2,583,272         1,188,952
  Dividend income                                 1,045,451           231,193
  Other income                                      887,647                 -
  Employer contributions                                  -         1,199,076
  Employee contributions                                  -         3,456,480
  Transfer from affiliated plan                           -           433,467
                                              ---------------------------------
                                                 62,925,963         6,509,168

Deductions:
  Benefits to participants                       19,711,288         2,405,239
  Administrative expenses                           200,584            10,572
                                              ---------------------------------
                                                 19,911,872         2,415,811
                                              ---------------------------------
                                                 43,014,091         4,093,357

Realized and unrealized gain
  on investments                                  1,987,997         5,228,276
                                              ---------------------------------
Net increase for the year                        45,002,088         9,321,633

Net assets available for benefits at
  beginning of year                              36,961,733        27,640,100
                                              ---------------------------------
Net assets available for benefits
  at end of year                                $81,963,821       $36,961,733
                                              =================================

See accompanying notes.

              Alco Standard Corporation Capital Accumulation Plan

                         Notes to Financial Statements

                               December 31, 1994

1. SIGNIFICANT ACCOUNTING POLICIES

Investments in the Fixed Income Fund and Investment Contract Fund are stated at the contract value as estimated by the individual insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the insurance company's administrative charge. Investments in Alco common stock and Georgia-Pacific common stock are determined by use of the last reported sales price on the last business day of the plan year, as reported on a national security exchange. Investments in the Equity Fund, Index Fund and Balanced
Fund are stated at fair value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular fund on that date. Cash equivalents are valued at cost which is equal to market value.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the proceeds received and the cost of investments sold.

2. DESCRIPTION OF THE PLAN

The Alco Standard Corporation Capital Accumulation Plan (the Plan) is a defined contribution plan made available to certain employees of the Unijax Sloan Division of Unisource Worldwide, Inc., a wholly-owned subsidiary of Alco Standard Corporation (the Company).

The Plan was amended effective December 31, 1993 to fully vest all participants in their account balances under the Plan as of December 31, 1993; to provide that no new participants will be admitted to the Plan after December 31, 1993; and to provide that no further contributions to the Plan will be made after December 31, 1993.

Prior to the amendment, employees with at least one month's service were eligible to participate in the Plan. Participants could contribute from one to sixteen percent of their salary on a before-tax basis by means of payroll deductions, so long as such amount did not exceed the maximum allowable under the Internal Revenue Code.

The Company contributed amounts determined each year based upon the level of the participant's contributions and the profitability of the Unijax Sloan location which employed the participant.

              Alco Standard Corporation Capital Accumulation Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Effective January 1, 1994, the Butler Paper Company Capital Accumulation Plan, an affiliated plan, was merged into the Plan. Assets of $58,409,593, including 229,887 shares of Georgia-Pacific Corporation common stock, with a market value of $15,805,000, were transferred into the Plan on January 1, 1994.

Effective January 1, 1994, Vanguard Fiduciary Trust Company became record-keeper and custodian of the Plan. Investment funds offered by the Plan after January 1, 1994 consist of a balanced fund (equity and fixed income investments), an index fund (equity investments) and an investment contract fund (guaranteed investment contracts). Participants in the Plan may allocate their account between investments in Alco Standard Corporation common stock or any of three investment funds described above. No additional investments may be made in Georgia-Pacific common stock. Participants may change investment allocations at any time, but not more frequently than once per quarter of the Plan year.

The Plan provided for an additional investment option (the "Alco Option") which allowed the participants to invest 1-6% of their salary on a pretax basis in Alco stock with an automatic 66-2/3% employer matching contribution. Participants who elected the Alco option were not eligible to participate in the other investment options offered by the Plan.

Upon termination of employment, all vested benefits are distributed in a single-sum payment with respect to the investment funds. Distributions of vested benefits in Alco common stock or Georgia-Pacific common stock are made in cash unless the participant elects a distribution in shares of the respective common stock.

When a participant dies, the beneficiary receives the value of the participant's Plan account in a single cash payment.

The Plan also allowed participants who cease to be eligible to participate in the Alco Standard Corporation Stock Participant Plan (SPP) due to their transfer of employment to Unijax Sloan to transfer their account balance from the SPP to the Plan. During the second quarter 1993, 8,775 shares of Alco common stock, with a market value of $433,467, were transferred to the Plan.

Information about the Plan is contained in the Summary Plan Description. Copies of this document are available from the Plan Administrator.

              Alco Standard Corporation Capital Accumulation Plan

3. INCOME TAXES

The Internal Revenue Services has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. INVESTMENTS

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                                   SHARES
     IDENTITY OF INVESTMENTS                       PAR VALUE             COST      MARKET VALUE
- -----------------------------------------------------------------------------------------------
DECEMBER 31, 1994:
Massachusetts Mutual Life
  Insurance Company Contract
    GSA 10801                                $  5,091,487 principal   $ 5,019,487   $ 5,019,487

Vanguard Investment Contract Trust             31,414,176 shares       31,414,176    31,414,176

Vanguard Index 500 Portfolio                      307,411 shares       13,145,657    13,209,457

Alco Standard Corporation
  common stock                                    257,751 shares       10,100,887    16,173,875

Georgia-Pacific Corporation
  common stock                                    193,361 shares        9,787,088    13,825,311

DECEMBER 31, 1993:
Massachusetts Mutual Life Insurance
  Company Contract GSA 10291                 $  5,500,168 principal     5,500,168     5,500,168

Connecticut General Life Insurance
  Company Contract #35020                       9,862,805 shares        9,862,805     9,862,805

Equitable Capital Management
  Corporation                                         174 shares        3,036,768     6,134,414

Alco Standard Corporation
  common stock                                    265,289 shares       10,138,616    14,524,658

              Alco Standard Corporation Capital Accumulation Plan

4. INVESTMENTS (CONTINUED)

The allocation of assets to the separate investment programs at December 31, 1994 and 1993 follows:

                                                                            ALCO        GEORGIA-
                                   FIXED INCOME    EQUITY                  COMMON     PACIFIC STOCK
                                       FUND         FUND      CASH FUND  STOCK FUND       FUND
                                 ------------------------------------------------------------------
1994
ASSETS
Investments:
  Cash equivalents                                                        $    32,912  $     4,322
  Investment funds
  Alco Standard Corporation
    common stock                                                           16,173,875
  Georgia-Pacific Corporation
    common stock                                                                        13,825,311
  Participant loans
Other receivables                                                              24,179       42,165
                                 ---------------------------------------------------------------------
Total assets                                                               16,230,966   13,871,798


LIABILITIES
Accrued administrative expenses                                               10,095        37,379
                                 ---------------------------------------------------------------------
Net assets                                                               $16,220,871   $13,834,419
                                 =====================================================================

1993
ASSETS
Cash                                                          $137,394
Investments:
  Investment funds                  $15,362,973   $6,134,414
  Alco Standard Corporation
    common stock                                                         $14,524,658
Contributions receivable                                       737,292
Dividends receivable                                                          65,002
                                 ------------------------------------------------------------------
Total assets                        $15,362,973   $6,134,414  $874,686   $14,589,660
                                 ==================================================================

                                                               INVESTMENT
                                    BALANCED       INDEX        CONTRACT        OTHER
                                      FUND         FUND           FUND         ASSETS    TOTAL
                                 ------------------------------------------------------------------
1994
ASSETS
Investments:
  Cash equivalents                                                                    $    37,234
  Investment funds                  $1,244,443    $13,209,457  $36,505,663             50,959,563
  Alco Standard Corporation
    common stock                                                                       16,173,875
  Georgia-Pacific Corporation
    common stock                                                                       13,825,311
  Participant loans                                                        $949,424       949,424
Other receivables                                                                          66,344
                                 ----------------------------------------------------------------
Total assets                         1,244,443     13,209,457   36,505,663  949,424    82,011,751


LIABILITIES
Accrued administrative expenses                                        456                 47,930
                                 ----------------------------------------------------------------
Net assets                          $1,244,443    $13,209,457  $36,505,207 $949,424   $81,963,821
                                 ================================================================

1993
ASSETS
Cash                                                                                  $   137,394
Investments:
  Investment funds                                                                     21,497,387
  Alco Standard Corporation
    common stock                                                                       14,524,658
Contributions receivable                                                                  737,292
Dividends receivable                                                                       65,002
                                 ----------------------------------------------------------------
Total assets                                                                          $36,961,733
                                 ================================================================

              Alco Standard Corporation Capital Accumulation Plan

4. INVESTMENTS (CONTINUED)

The changes in net assets available for benefits for the year ended December 31, 1994 and 1993 were allocated among the investment programs as follows:

                                                                                    ALCO         GEORGIA-
                                     FIXED INCOME     EQUITY                      COMMON      PACIFIC STOCK
                                         FUND          FUND        CASH FUND    STOCK FUND        FUND
                                   -------------------------------------------------------------------------
Net assets at January 1, 1993        $ 14,721,620   $ 5,039,328   $ 1,192,442   $ 6,686,710
Employer contributions                                              1,199,076
Employee contributions                                              3,347,506       108,974
Investment income                       1,120,072        65,519         7,030       227,524
Benefit payments                                                   (2,111,862)     (293,377)
Administrative expenses                                               (10,572)
Realized and unrealized gain or
  (loss) on investments                                 991,576                   4,236,700
Transfer from affiliated plan                                                       433,467
Interfund transfers                      (478,719)       37,991    (2,748,934)    3,189,662
                                   -------------------------------------------------------------------------
Total assets at December 31, 1993      15,362,973     6,134,414       874,686    14,589,660

Transfer of assets from merged
  plan                                                                                          $16,138,338
Investment income                         998,065         7,550         2,025       268,387         340,397
Other income                                                           85,631       450,686           1,005
Benefit payments                       (2,380,941)                   (348,334)   (1,907,302)     (2,162,981)
Administrative expenses                   (24,222)       (9,917)          (36)      (50,977)        (53,463)
Realized and unrealized gain or
  (loss) on investments                                (427,496)                  2,079,116         457,349
Interfund transfers                   (13,955,875)   (5,704,551)     (613,972)      791,301        (886,226)
                                   -------------------------------------------------------------------------
Net assets at December 31, 1994      $          -   $         -   $         -   $16,220,871     $13,834,419
                                   =========================================================================

                                                              INVESTMENT
                                   BALANCED       INDEX        CONTRACT       OTHER
                                     FUND          FUND          FUND         ASSETS         TOTAL
                                   ----------------------------------------------------------------------
Net assets at January 1, 1993                                                             $ 27,640,100
Employer contributions                                                                       1,199,076
Employee contributions                                                                       3,456,480
Investment income                                                                            1,420,145
Benefit payments                                                                            (2,405,239)
Administrative expenses                                                                        (10,572)
Realized and unrealized gain or
  (loss) on investments                                                                      5,228,276
Transfer from affiliated plan                                                                  433,467
Interfund transfers                                                                                  -
                                  -----------------------------------------------------------------------
Total assets at December 31, 1993                                                           36,961,733

Transfer of assets from merged
  plan                             $1,474,380   $ 9,521,289   $29,973,128    $1,302,458   $ 58,409,593

Investment income                      43,403       397,755     1,505,310        65,831      3,628,723
Other income                           75,396       170,418        79,360        25,151        887,647
Benefit payments                     (366,374)   (2,927,654)   (9,448,556)     (169,146)   (19,711,288)
Administrative expenses                (1,642)      (16,195)      (44,132)            -       (200,584)
Realized and unrealized gain or
  (loss) on investments               (70,207)      (50,765)                                 1,987,997
Interfund transfers                    89,487     6,114,609    14,440,097      (274,870)             -
                                  -----------------------------------------------------------------------
Net assets at December 31, 1994    $1,244,443   $13,209,457   $36,505,207    $  949,424   $ 81,963,821
                                  =======================================================================

              Alco Standard Corporation Capital Accumulation Plan

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 SEPTEMBER 30
                                                                     1993
                                                                --------------

Net assets available for benefits per the financial statements   $ 36,961,733
Amounts allocated to withdraw participants                            334,900
                                                                --------------
Net assets available for benefits per the Form 5500              $ 36,626,743
                                                                ==============

                  Alco Standard Corporation Capital Accumulation Plan

                      Assets Held for Investment Purposes

                               December 31, 1994

                                              DESCRIPTION
     IDENTITY OF ISSUE                       OF INVESTMENT           COST      CURRENT VALUE
- ----------------------------------------------------------------------------------------------
CASH EQUIVALENTS:
  Vanguard* Money Market
    Reserve--Prime Portfolio        Money market fund            $    37,234    $    37,234

COMMON STOCK:
  Alco Standard Corporation*        Common stock                  10,100,887     16,173,875
  Georgia-Pacific Corporation       Common stock                  13,293,569     13,825,311
                                                             ---------------------------------
Total common stock                                                23,394,456     29,999,186

INVESTMENT FUNDS:
  Balanced Fund:
    Vanguard* Balanced Index        Equity and fixed
      Fund                          income investments             1,289,959      1,244,443
  Index Fund:
    Vanguard* Index 500
      Portfolio                     Equity investments            13,145,657     13,209,457
  Investment Contract Fund:
    Massachusetts Mutual Life
      Insurance Company             Guaranteed
      Contract GSA #10801           investment contracts           5,091,487      5,091,487

    Vanguard* Investment            Guaranteed
      Contract Trust                investment contracts          31,414,176     31,414,176
                                                             ---------------------------------
  Total investment contract fund                                  36,505,663     36,505,663
                                                             ---------------------------------
Total investment funds                                            50,941,279     50,959,563

Participant loans                   Participant loans at
                                    various interest rates
                                    ranging between 7%
                                    and 9.5%                                        949,424
                                                             ---------------------------------
                                                                 $74,372,969    $81,945,407
                                                             =================================

*Party-in-interest.

              Alco Standard Corporation Capital Accumulation Plan

              Transactions or Series of Transactions in Excess of
                    5% of the Current Value of Plan Assets

                         Year ended December 31, 1994

                                                                                           SELLING PRICE
                                                                             PURCHASE           OR                       NET GAIN
IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSET                 PRICE       MATURITY VALUE    COST         (LOSS)
- ----------------------------------------------------------------------------------------------------------------------------------

Category I--A single transaction in excess of 5% of plan assets
- ---------------------------------------------------------------

Massachusetts Mutual Life    Purchased 5,650,539 shares of guaranteed
  Insurance Company          investment contract#GSA 10801 on
                             May 1, 1994                                     $5,650,539

Vanguard* Index 500          Purchased 143,347 shares on March 31, 1994
 Portfolio
                                                                              6,000,522

Vanguard* Investment         Purchased 9,970,263 shares on March 31, 1994
 Contract Trust                                                               9,970,263

Alliance Capital Management  Sold 173,489 shares on March 31, 1994
  Corporation Growth Stock
  Account                                                                                  $ 5,704,639     $ 6,132,135  $(427,496)

Connecticut General Life     Sold 10,199,125 shares of guaranteed
 Insurance Company           investment contract GA#35020 on March 31,
                             1994                                                           10,119,125      10,119,125          -

Massachusetts Mutual Life    Sold 5,650,539 shares of Contract #GSA 10291
  Insurance Company          on April 30, 1994                                               5,650,539       5,650,539          -


*Party-in-interest.

              Alco Standard Corporation Capital Accumulation Plan

              Transactions or Series of Transaction in Excess of
                    5% of the Current Value of Plan Assets

                         Year Ended December 31, 1994

                                                                              SELLING PRICE
                                                          PURCHASE                 OR                              NET GAIN
IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSET      PRICE             MATURITY VALUE        COST             (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------
Category III--A series of transaction in a security issue aggregating 5% of plan assets
- ---------------------------------------------------------------------------------------

Vanguard* Index 500          Vanguard Index 500
 Portfolio                   Portfolio--
                             Purchased 405,808
                             shares in 78
                             transactions;
                             sold 98,397 shares in
                             177 transactions;            $17,400,754         $ 4,228,833      $ 4,255,097        $  (26,264)

Vanguard* Investment         Vanguard Investment
 Contract Trust              Contract Trust--
                             Purchased 44,659,275
                             shares in 286
                             transactions;
                             sold 13,245,099
                             shares in 303
                             transactions                  44,659,275          13,245,099       13,245,099                 -

Massachusetts Mutual Life    Guaranteed investment
  Insurance Company          contract GSA#10291--
                             Purchased 150,371
                             shares in 3
                             transactions;
                             sold 5,650,539 shares
                             in 1 transaction;                150,371           5,650,539        5,650,539                 -

Massachusetts Mutual Life    Guaranteed investment
  Insurance Company          contract GSA#10801--
                             Purchased 5,939,068
                             shares in 9
                             transactions;
                             sold 847,581 shares
                             in 9 transaction;              5,939,068             847,581          847,581                 -

Connecticut General Life     Guaranteed investment
 Insurance Company           contract GA#35020--
                             Purchased 256,320
                             shares in 3
                             transactions;
                             sold 10,119,125
                             shares in 1
                             transaction;                     256,320          10,119,125       10,119,125                 -

Alliance Capital Management  Growth Stock Account--
  Corporation Growth Stock   Purchased .23 shares
  Account                    in 1 transaction;
                             sold 173,489 shares
                             in 1 transaction;                  7,639           5,704,639        3,044,407         2,660,232

Alco Standard Corporation*   Alco Standard
                             Corporation common
                             stock--
                             Purchased 34,612
                             shares in 53
                             transactions;
                             sold 42,150 shares in
                             101 transactions;              2,031,664           2,868,468        2,069,393           799,075

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category II or IV reportable transactions during the year ended September 30, 1994.

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             ALCO STANDARD CORPORATION
                                             CAPITAL ACCUMULATION PLAN



By:     /s/Nancy J. Heiden                   Dated:  June 29, 1995
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        Nancy J. Heiden
        Plan Administrator
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                                   FORM 11-K

                           ALCO STANDARD CORPORATION
                           CAPITAL ACCUMULATION PLAN

                      FISCAL YEAR ENDED DECEMBER 31, 1994






                               INDEX TO EXHIBIT
                               ----------------



Exhibit Number                          Description
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Exhibit 23                        Consent of Independent Auditors